Exhibit 24(b)(18)

                              Amended and Restated
                      Plan Pursuant to Rule 18f-3 under the
                         Investment Company Act of 1940
                                December 29, 1997

Whereas, the Board of Trustees of The AAL Mutual Funds (the "Trust") have considered the addition of Institutional shares to the multi-class plan ("Plan"), under which the Trust may offer multiple classes of shares pursuant to Rule 18f-3 under the Investment Company Act of 1940, (the "40 Act") as adopted by a vote of the Board of Trustees of the Trust, effective January 8, 1997; and

Whereas, a majority of Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust have found the Plan, as amended, to be in the best interest of the shareholders of each class of the Trust, as well as the Trust itself;

Therefore, the Trust hereby approves and adopts the addition of Institutional shares to the Plan as set forth below pursuant to Rule 18f-3 of the 40 Act .

The Plan

All current and future series ("Funds") of the Trust may, from time to time, issue one or more of the following classes of shares:

Class A shares
Class B shares
Institutional shares

Each class is subject to such investment minimums and other conditions as set forth in the Trust's prospectuses as from time to time is in effect. Differences in expenses among classes, the conversion from one class to another class, and exchange features are subject to the terms and conditions of this plan.

Initial Sales Charge

Class A shares of the Funds are offered at a public offering price that is equal to their net asset value ("NAV") plus a sales charge of up to 4.00% of the public offering price (with a lesser sales charge on certain series as described in the prospectus). The maximum sales charges on Class A shares may be reduced or waived as permitted under Rule 22d-1 of the 40 Act and described in the prospectus. For example, sales charges may be reduced or eliminated for investments at various levels (breakpoints) as well as for Lutheran organizations, and employees of the adviser and sub-adviser. Class B Shares have no initial sales charge and no sales charge is imposed when B Shares are automatically converted to A Shares. Institutional shares have no initial sales charge and are not convertible into Class A or Class B shares.

Contingent Deferred Sales Charge

A Contingent Deferred Sales Charge ("CDSC") is imposed on Class B Shares under certain circumstances. The Trust imposes a CDSC if the investor redeems shares that have been owned less than 5 years according to the following schedule:

Holding Period of:                              Percentage CDSC

1 Year or Less                                        5%
More than 1 Year but Less than 2 Years                4%
2 Years but Less than 3 Years                         3%
3 Years but Less than 4 Years                         2%
4 Years but Less than 5 Years                         1%
5 Years or more       Converted to A Shares

The amount of the CDSC is based upon the lesser of NAV at the time of redemption or purchase and is gradually reduced over a period of up to 5 years. Consistent with the requirements of Rule 6c-10 of the 40 Act, the CDSC will not be imposed under certain circumstances as described in the prospectus. For example, the CDSC will not be imposed on shares acquired by dividend or capital gain or upon certain redemptions from retirement plans. In determining whether an amount is available for redemption without a CDSC as well as computing the amount of the CDSC, it is assumed that shares acquired by reinvesting dividends and capital gains are redeemed first, then shares are redeemed in the order purchased, from last to first.

Both Class A and Class B Shares are aggregated for purposes of Rights of Accumulation and Letters of Intent as described in the prospectus for Class A and Class B shares of the Funds.

No Sales Charge

Institutional shares of the Funds are offered at net asset value to investors or organizations with a minimum initial investment in the Funds of $ 1 million. Institutional shares are not subject to an initial sales charge or a CDSC. Institutional shares are not convertible to Class A or Class B shares, but if an institutional shares account balance falls below $25,000 due to a redemption or exchange of shares, the Funds will charge a $20.00 annual account maintenance fee, beginning on the date the balance falls below $25,000 and every year thereafter in which the account remains below $25,000.

Separate Arrangements and Expense Allocations of Each Class

Class A, Class B and Institutional shares pay the expenses associated with their different distribution and servicing arrangements. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other class. All other expenses will be allocated to each class on the basis of the net asset value of the particular Fund. However, the Trust's Money Market Fund operates pursuant to Rule 2a-7 of the 40 Act and makes daily distributions of its net investment income. This Fund may allocate such other expenses to each share regardless of class, or based on relative net assets, (i.e.
settled shares), as permitted by Rule 18f-3 under the 40 Act.

Class A , Class B and Institutional shares pay fees for services rendered and borne in connection with personal services rendered to shareholders of their respective class and the maintenance of shareholder accounts. In addition, Class A and Class B shares pay a service fee at an annual rate of .25% of net assets computed on a daily basis and Class B Shares pay a separate Rule 12b-1 distribution fee at an annual rate of .75% of net assets computed on a daily basis, as described in the prospectus. Institutional shares neither pay service fees nor separate Rule 12b-1 distribution fees.

Conversion Features

Class B Shares of each Fund automatically convert to Class A shares of the same Fund after they have been held for 5 years and thereafter are subject to the lower fees charged to Class A Shares In this regard, if there are any material changes in payments authorized under the Rule 12b-1 Plan applicable to Class A Shares without the approval of the Class B shareholders, the Trust will establish a new class of shares into which Class B Shares would convert, on the same terms as those applied to Class A Shares before such increase. Institutional shares do not convert to Class A or Class B shares.

Exchange Features

A shareholder may exchange Class A, Class B and Institutional shares of any Fund for the same class of shares, with identical registration, at net asset value (except for exchanges involving unprivileged Money Market Fund Class A Shares for other Class A Shares).

If less than all of a Class B share investment is exchanged, any portion of the investment attributable to dividends, capital gains and or capital appreciation will be exchanged first and thereafter, any portions exchanged will be in the order purchased, from first to last.

Dividends/Distributions

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short term capital gains. All dividends and distributions will be paid in the form of additional shares of the series and class of shares that generated the dividend or distribution if the shareholder has elected another option. Dividends paid by each Fund with respect to each class are calculated in the same manner and at the same time.

Voting Rights

Each share of a Fund entitles the shareholder of record to one vote. Each Fund votes separately on matters relating solely to that Fund. Each class shall have exclusive voting rights as on any matter that solely affects such class, and shall have separate voting rights on any matter submitted to shareholders in which class interests differ. All shareholders will have equal voting rights on any matter that affects all shareholders equally. Because of the automatic conversion, Class B Shareholders may be asked to vote separately to vote on any material increase in payments under the Class 12b-1 plan.

The Plan is subject to amendment as permitted by the Trust's Articles and Bylaws, as well as applicable law, and shall be construed to comply with Rule 18f-3 of the 40 Act.